Exhibit 99.1

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

November 24, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Fundtech Ltd. (the “Company”) on December 18, 2008 (the “Annual Meeting”), at 9:00 a.m., local time, at the Company’s offices at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA.  We look forward to greeting those of you who can attend the Annual Meeting.

Holders of the Company’s Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”).  The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting.  Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Your cooperation is appreciated.

                        Very truly yours,

                        Gideon Argov
                        Chairman of the Board

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders

of Fundtech Ltd.:

The 2008 Annual Meeting of Shareholders of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA, on December 18, 2008 at 9:00 a.m. local time, for the following purposes:

To amend the current Articles of Association of the Company to permit the election of a maximum of nine (9) directors of the Company, to update certain terminology used in the Articles to reflect the terms used in the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to remove the obligation to deliver notices of shareholder meetings to individual shareholders, who will instead be informed of meetings pursuant to the Companies Law. (“Proposal 1”)

Contingent upon the approval of Proposal 1 above, to elect the panel of Six (6) directors of the Company (the “Panel”), each director individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following: the panel of six does not include Robert Cobuzzi and Gerald Dogon, who were elected as external directors pursuant to the Companies Law at the 2007 annual meeting and will continue to serve out their respective three (3) year terms (until the 2010 annual meeting) as external directors of the Company and who are not subject to re-election at this meeting. (“Proposal 2”)

To approve an amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) to increase the aggregate number of shares that may be granted pursuant to such 2005 Stock Plans and the number of Ordinary Shares reserved for issuance upon exercise of the shares or options which may be granted pursuant to such 2005 Stock Plans. (“Proposal 3”)

To approve the grant to non-employee directors of the Company, including to the Company’s external directors, of Stock Options or Restricted Ordinary Shares of the Company. (“Proposal 4”)

To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2008 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors. (“Proposal 5”)

To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record as of November 14, 2008 are entitled to receive official notice of and to vote at the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2007. A copy of the Annual Report is enclosed herewith.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, by submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

                By Order of the Board of Directors,

                Joseph J. Aulenti
                Executive Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 24, 2008

FUNDTECH LTD.
12 Ha’hilazon Street, 5th Floor
Ramat-Gan, Israel

____________________

PROXY STATEMENT

____________________

General Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company (“Fundtech” or the “Company”), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 18, 2007, at 9:00 a.m. local time, at the Company’s offices located at 30 Montgomery Street, Ste. 501, Jersey City, NJ 07302 USA and at any adjournment or adjournments thereof (the “Annual Meeting”).  This Proxy Statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), of record at the close of business on November 14, 2008 (the “Record Date”).

Proxies for use at the Annual Meeting are solicited by the Board of Directors.  All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company.  In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram, e-mail or by personal interviews.  Such persons will receive no additional compensation for such services.  The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

Gil Weiser, a director, Joseph J. Aulenti, Executive Vice President, General Counsel and Secretary, and Steven Russo, Financial Manager, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors with respect to the proposals described in this Proxy Statement and in the discretion of one of the persons named in the proxy on such other matters as may properly come before the Annual Meeting.

A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation or a later dated and signed proxy, or by attending the Annual Meeting and voting in person.  Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

This Proxy Statement is accompanied by Fundtech’s Annual Report to the shareholders for the fiscal year ended December 31, 2007. A form of proxy for use at the Annual Meeting and return envelope for the proxy are enclosed.  This Proxy Statement and the accompanying proxy and ancillary documents are being furnished to shareholders on or about November 24, 2008.

Shareholders Entitled to Vote

Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting.  On the Record Date, there were 16,268,597 Ordinary Shares outstanding, with each Ordinary Share entitled to one vote on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

The presence, in person or by proxy, of at least two holders of record holding at least 33.3% of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting.  If within one-half hour from the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the Annual Meeting will be adjourned to the first business day which follows such statutory holiday. If at the adjourned Annual Meeting there is no quorum, then any two shareholders, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the Annual Meeting was called.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for the approval of each of the proposals set forth in this Proxy Statement.

On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter.  Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although the underlying Ordinary Shares will be counted as present in determining if a quorum is present.

PROPOSAL 1 – APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION TO (I) INCREASE THE MAXIMUM NUMBER OF AUTHORIZED DIRECTORS, (II) AMEND CERTAIN DEFINITIONS, AND (III) CONFORM MEETING NOTICE REQUIREMENTS TO THE COMPANIES LAW.

Under the current Articles of Association of the Company (the "Articles"), the Company is permitted to have between five and seven directors.  The Board of Directors believes that it is in the Company’s best interest to amend the Articles in order to increase the maximum number of authorized directors to nine and thereby enable the election of additional, qualified persons whose expertise may be of benefit to the Company.

Moreover, the Company believes that the Articles should be amended to conform certain terminology used therein to reflect the current terms used in the Israeli Companies Law, 5759-1999 (the “Companies Law”).  It is necessary for the Articles to remain up-to-date with the requirements of the body of corporate law to which they are subject-- the Companies Law-- and, hence, the terminology employed in the Articles should similarly reflect the current, corresponding terminology under the Companies Law.

The proposed amendment to the Articles would also remove the obligation to deliver notices of shareholder meetings to individual shareholders, who will instead be informed of meetings pursuant to the Companies Law.  Under the Companies Law, the Company is permitted to provide for publication of notice in a newspaper, in lieu of delivery of notice to individual shareholders, as a means of fulfilling its obligation to provide notice of shareholder meetings.  This allowance for an alternate form of notice is reflected in the amendment to the Articles.

A complete copy of the proposed amended Articles is attached to this Proxy as Annex 1.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above-described amendment to the Company’s Articles.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION (I) INCREASING THE MAXIMUM NUMBER OF AUTHORIZED DIRECTORS, (II) REVISING CERTAIN DEFINITIONS, AND (III) CONFORMING THE COMPANY'S MEETING NOTICE REQUIREMENTS TO THE COMPANIES LAW.

PROPOSAL 2 – ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of between five and seven directors, which, if amended as noted in Proposal 1 would be increased to a maximum of nine directors.  Our Board of Directors has formed a Nominating Committee which is charged with the duty to evaluate candidates for positions on the Board of Directors.  At this time, based on the recommendation of the Nominating Committee, the Board of Directors is recommending the six persons set forth below to serve as directors of the Company in addition to Robert Cobuzzi and Gerald Dogon, current external directors of the Company under the Companies Law, who are not subject to reelection at this Annual Meeting and who shall serve until the expiration of their terms ending on the date of the 2010 annual meeting of the shareholders.  All of the nominees, other than Peter Radcliffe, currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting.  Should Proposal 1 fail, only votes for the currently serving directors shall be counted.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director if elected.  Information on each nominee is set forth below.  The information is based upon the records of the Company and information provided by each nominee.  If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Nominees To Serve As Directors For a One Year Term Until the 2009 Annual Meeting of Shareholders

The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

Name	Age	Position with the Company	Served as Director Since
Gideon Argov	52	Director and Chairman of the Board	July 2003
Reuven Ben Menachem	48	Director and Chief Executive Officer	April 1993
Yaffa Krindel	54	Director	February 2004
Stanley Stern	51	Director	July 2003
Gil Weiser	67	Director	July 2000
Peter Radcliffe	58	Director Nominee	New Nominee

Current Director Nominees

Gideon Argov was elected Chairman of the Board of Directors in July 2003. Mr. Argov currently serves as the President and Chief Executive Officer of Entegris, Inc., a materials integrity management leader in high technology. From 2001 to November 2004, he was the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts.  Presently, he serves on the boards of Entegris, Inc., Interline Brands, Inc. and X-Rite Inc. Mr. Argov has an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

Reuven Ben Menachem a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

Yaffa Krindel has served as a director of the Company since February 2004. She is currently serving as a General Partner of Tamarix Ventures, a new Cleantech venture capital fund located in Herzliya, Israel. From 1997 she served as a Managing Partner and an Investment Partner in the Herzliya office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a leading provider of innovative wireless broadband network solutions. headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of Syneron Medical (ELOS) and Voltaire (VOLT), publicly traded companies and on the boards of the following private companies: Siano Mobile Silicon Inc., and OrSense Ltd. Ms. Krindel has an M.B.A. from Tel Aviv University and holds a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He serves as Chairman of the board of Tucows, Inc. Mr. Stern holds degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary from 2001 to

2006. Mr. Weiser presently serves as the CEO of Orsus Solutions since August 2006. He serves as director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. He served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzliya. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing Director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. He has served as Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser holds a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

New Nominee

Peter Radcliffe was nominated to serve as a director of Fundtech on November 4, 2008. Mr. Radcliffe is currently Chairman of Accountis Limited, a UK private company specializing in  Electronic Invoice Presentment and Payment, acquired by Fundtech in February 2008. Mr. Radcliffe serves on the boards of several companies, Monitise, the provider of mobile banking on cell phones and Finance Wales the main Venture Capital provider of Wales. Mr. Radcliffe was the Global Head of ATM Channel Management, NCR, 1999 to 2004. From 1993 to 1997 he worked for First Data Corporation, initially as Director of Operations and Business Development Europe, before promotion to MD Asia Pacific based in Hong Kong. Between 1990 and 1993 he was Director of Banking and Money Transmission at the just demutualised bank Abbey National [now part of Santander]. Mr. Radcliffe is a Fellow of the Chartered Institute of Bankers.

Continuing Directors Not Subject to Election at 2008 Annual Meeting of Shareholders

The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

Name	Age	Position with the Company	Served as Director Since
Robert Cobuzzi	69	External Director	December 2007
Gerald Dogon	67	External Director	December 2007

Continuing Directors Not Subject to Election at the 2008 Annual Meeting:

Robert Cobuzzi has served as a director of Fundtech since December 2007. Since 2006, Mr. Cobuzzi has served as a member of the Board of Directors of Economic Development Industrial Corporation. Prior to joining the Board of Directors of Economic Development Industrial Corporation, from 2002 until 2006, Mr. Cobuzzi served as the Chief Financial Officer of Akamai Technologies Inc., a multi-million dollar global provider of software services for accelerating and improving the delivery of content and business processes over the Internet, located in Cambridge, Massachusetts. From 2000 to 2002, Mr. Cobuzzi served as the Executive Vice President and Chief Financial Officer of Network Plus Corporation, located in

Massachusetts, a network-based communications provider offering broadband data telecommunications and data hosting services to small and medium-sized businesses from New Hampshire to Florida. Prior to 2002, he served as Senior Vice President, and Chief Financial Officer of Kollmorgen Corporation, a global leader in high-performance electronic equipment, systems software from 1991 to 2000. Mr. Cobuzzi also served on the Board of Directors of Kollmorgen Corporation. He has holds degrees from Northeastern University and Bentley College of Massachusetts.

Gerald Dogon has served as a director of Fundtech since December 2007. Mr. Dogon served as the Executive Vice President, Chief Financial Officer and a member of the Board of Directors of DSP Communications Inc. DSP is a leading developer of chip sets and products for cellular, personal communication services (PCS), and wireless local loop (WLL) markets, headquartered in Cupertino, California from 1994 to 1999. DSP was acquired by Intel Corp. in 2000. Prior to joining DSP, Mr. Dogon served as the Director of Finance of Nilit Ltd., a privately held company manufacturing Nylon, Polyamide fibers from 1992 to 1994. From 1991 until 1992, he served as the Vice President of Finance and Director of Mul T Lock Ltd., Yavne, Israel, manufacturers of high security products. Prior to joining Mul T Lock Ltd., Mr. Dogon served as Manager of the International Division of Israel General Bank Ltd., a commercial bank in Tel-Aviv, Israel from 1989 to 1991. Mr. Dogon served as a member of the Board of Directors and Chairman of the Audit Committee of Contahal Ltd. and Nogatech Inc in addition to serving as a member of the Investment and Nomination Committees of Scailex Corporation from 1993 to 2006. He currently is a member of the Boards of Directors of Rosetta Genomics Ltd. and serves as the Chairman of the Audit Committee and a member of the Compensation and Nomination Committees of Rosetta Genomics Ltd. from 2007 to present. Mr. Dogon holds degrees from Columbia University and University of Cape Town.

Alternate Directors

As permitted under the Companies Law, the Articles of Association of the Company provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company.  Any alternate director will have all of the rights and obligations of the director who appoints him or her.  The alternate director may not act at any meeting at which the director who appoints him or her is present.  Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

Subject to the limitations set forth in the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

Under the Companies Law and our Articles, for so long as we are a Public Company (as defined under the Companies Law), we are required to maintain at least two external directors on our Board of Directors, at least one of whom must possess Accounting and Financial Expertise (as defined under the Companies Law).  Under the Companies Law, a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation with the Company or with any person or entity controlling the Company or any entity controlled by the Company or by the controlling entity.  The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.  Robert Cobuzzi and Gerald Dogon currently serve as our external directors and are not subject to reelection at this Annual Meeting.

Independent Directors

The Company’s Ordinary Shares are listed for quotation on the NASDAQ Global Market and are subject to the rules of the NASDAQ Global Market applicable to quoted companies. Under the NASDAQ rules, the Company's Board of Directors is required to include a sufficient number of independent directors for them to constitute a majority of the members of the Board of Directors. The independence standard under the NASDAQ rules excludes, among other disqualifying relationships, any person's (i) serving as an officer or employee of the Company or its subsidiaries, or (ii) possessing a relationship with the Company that the Board of Directors believes would interfere with such individual’s independent judgment as a director.  Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family member of compensation from the Company in excess of $120,000 per annum.  Our Board of Directors has affirmatively determined that each of Gideon Argov, Robert Cobuzzi, Gerald Dogon, Stanley Stern, Yaffa Krindel, and Gil Weiser qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the election of each of the nominees as directors of the Company.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ELECT EACH OF THE NOMINEES AS DIRECTORS OF THE COMPANY.

PROPOSAL 3 - TO APPROVE AMENDMENTS TO THE COMPANY’S 2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN (THE "2005 INTERNATIONAL PLAN") AND THE COMPANY'S 2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN (THE "2005 ISRAELI PLAN", AND TOGETHER WITH THE 2005 INTERNATIONAL PLAN, THE “2005 STOCK PLANS”) INCREASING THE AGGREGATE NUMBER OF SHARES AVAILABLE FOR GRANT AND THE RESPECTIVE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE AS EITHER RESTRICTED SHARE GRANTS OR UPON EXERCISE OF OPTIONS UNDER THE 2005 STOCK PLANS BY A TOTAL OF 1,000,000, IN THE AGGRGATE

Fundtech has used the 2005 Stock Plans as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of Fundtech’s other shareholders.  The common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified personnel, is to offer either stock options or restricted share grants.  The Board of Directors is seeking to increase the number of shares authorized to be granted under the 2005 Stock Plans (whether as restricted share grants, Ordinary Share grants or upon exercise of options granted under the 2005 Stock Plans) in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified personnel.

The Board of Directors is proposing that the shareholders vote to approve amendments to the 2005 Stock Plans to increase the aggregate number of Ordinary Shares that may be granted pursuant to the 2005 Stock Plans (whether via restricted share grants or stock option grants and whether already granted or reserved for future issuance) by 1,000,000, in the aggregate, to a total of 4,892,815 shares.  In particular, this will provide the Company with the flexibility to structure longer term incentive programs with a stock or stock option based component.

Terms of the 2005 Stock Plans

The purpose of the 2005 Plans is to enhance the ability of the Company and its subsidiaries to (i) attract and retain employees, directors, officers, and other persons who are in a position to make significant contributions to the Company's success; (ii) reward such persons for such contributions; and (iii) encourage such persons to take into account the long-term interest of the Company through ownership of options to acquire Ordinary Shares ("Options") or shares of restricted stock of Fundtech (“Restricted Shares”).

The 2005 Plans grant the Compensation Committee of the Company's Board of Directors (the "Committee") plenary authority to grant to the Company's employees, directors, officers or other persons who are in position to make a significant contribution to the Company's success (the "Grantees") Options and Restricted Share awards.  In the case of directors, such grants must also be approved by the Company's shareholders under the Companies Law.

The number of Ordinary Shares that may be issued under the 2005 Plans upon the exercise of Option awards and/or via Restricted Share awards shall not in the aggregate exceed 3,892,815, inclusive of Options granted under the Company’s 1996 Stock Option Plan, 1997 Israeli Stock Option Plan, 1997 Stock Option Plan for Fundtech Corporation, the 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) to the 2005 Plans without further shareholder approval. These limits are subject to adjustments as provided in the 2005 International Plan for stock splits, stock dividends, issuance of bonus Ordinary Shares, mergers, reorganizations, recapitalizations and other similar transactions or events. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

Any Ordinary Shares subject to an Option award and/or Restricted Share award which for any reason is cancelled or terminated without having been exercised or, in the case of a Restricted Share award, without having vested, and any Ordinary Shares subject to an Option award and/or Restricted Share award which are forfeited, shall again be available for Option awards and/or Restricted Share awards under the 2005 Plans.

The instrument by which the Committee will grant Option awards and/or Restricted Share awards will state, among other matters, the number of Ordinary Shares covered thereby, vesting terms, the exercise dates and prices for Options and the payment schedule for such Ordinary Shares.

Unless otherwise specified by the Committee, all Option awards which are vested may be exercised for a period of up to three months from the date of termination of an employee's employment (or a period of up to six months from the date of termination of an employee's employment if such employee was issued Option awards pursuant to the 2005 Israeli Plan), or up to six months from the date of termination of employment in the case of an employee's death or disability, but in neither case may an Option be exercised after the date originally scheduled for its expiration. Upon the completion of such three or six month period, as the case may be, all Option awards shall terminate and be of no further force or effect.

Upon termination of employment of a Grantee, for any reason whatsoever, to the extent that any Option award and/or Restricted Share award is not yet fully vested, such unvested portion of such Option award will terminate and be void and the unvested portion of the Option award or Restricted Share award shall be returned to the Company.

Payment of the purchase price for Ordinary Shares purchased under an Option award will be made in cash or in such other form as the Committee may approve at the time of grant.

Option awards, Restricted Share awards, and each benefit granted under the 2005 Plans to a Grantee shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Grantee's lifetime, only by the Grantee.

The Committee may, at any time and from time to time, terminate or amend the 2005 Plans in any respect except that in no event may any action of the Company alter or impair the rights of a Grantee without his or her consent under any Option award and/or Restricted Share award previously granted to him or her.

The 2005 Plans and all instruments issued thereunder or in connection therewith, are governed by, and will be interpreted in accordance with, the laws of the State of Israel.

Terms and Conditions under the 2005 Israeli Plan

The 2005 Israeli Plan is designed to benefit from, and is made pursuant to, the provisions of Section 102 and 3(i) of the Israeli Income Tax Ordinance (the "Ordinance"). However, Option awards granted under the Israel Plan to Israeli Grantees subject to Israeli taxation may or may not contain such terms as will qualify such Option awards for the special tax treatment under Section 102 of the Ordinance.

Pursuant to the Israeli Plan, all Option awards, Restricted Share awards and Ordinary Shares issued by reason of exercise of Option awards are to be held by an escrow agent or a trustee (the "Trustee") which will not release such Option awards or Ordinary Shares prior to the full payment of the beneficiary Grantee's tax liabilities arising from such Option awards or the Restricted Shares until they are sold or transferred, or, in the case of Restricted Shares issued pursuant to Section 102 of the Ordinance, shall be held for the benefit of the Grantee for a period of not less than the holding period required under the Ordinance.

Terms and Conditions under the 2005 International Plan

Under the 2005 International Plan, the Committee may grant an employee, director, officer, or other person of the Company who is an "employee" as such term is used in Section 422 of the US Internal Revenue Code of 1986, as amended (the "Code”) incentive stock options ("ISOs") (options intended to satisfy the requirements of Section 422 of the Code), nonqualified options (options not intended to qualify as an incentive stock option) ("NQSOs") or Restricted Share awards.  Grantees other than employees of the Company can only be granted NQSOs or Restricted Share awards.

The exercise price for each ISO will not be less than 100% (or 110% in the case of an ISO granted to a holder of ten percent or more of the Company's outstanding capital stock) of the Fair Market Value (as defined in the 2005 International Plan) of the Ordinary Shares on the date the Option award is granted.

In no case will an Option be exercisable for more than ten years (five years, in the case of an ISO granted to a ten percent shareholder) from the date the Option award was granted.

Ordinary Shares tendered by a Grantee or withheld by the Company to satisfy the tax withholding obligations, to the extent permitted by applicable law, on the exercise or vesting of an Option award shall be available again for Option awards under the 2005 International Plan.

The Committee will have the authority to make such amendments to any terms and conditions applicable to outstanding Option awards as are consistent with the 2005 International Plan provided that no such action will modify such Option award in a manner adverse to the Grantee without the Grantee's consent except as such modification is provided for or contemplated in the terms of the Option award.

No amendment of the 2005 International Plan may be made without approval of the shareholders of the Company if the amendment will: (i) disqualify any ISO granted under the plan; (ii) increase the total number of Ordinary Shares which may be issued under the plan; or (iii) modify the requirements as to eligibility for participation in the plan.

As of November 14, 2008, 3,892,815 Ordinary Shares were reserved and allocated to the 2005 Stock Plans.  Of the 3,892,815 shares available for grant under the 2005 Stock Plans, as of November 14, 2008, 1,363,987 stock options were outstanding, 378,172 unvested restricted shares were outstanding, 1,593,776 options have been exercised, 333,499 restricted shares have vested and 223,381 shares remain available to be granted or issued.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the amendments to the 2005 Stock Plans to increase the number of restricted shares and/or options which may be granted pursuant thereto.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE INCREASE BY 1,000,000 (TO A TOTAL OF 4,892,815) OF THE NUMBER OF OPTIONS OR RESTRICTED SHARES THAT MAY BE GRANTED PURSUANT TO THE 2005 STOCK PLANS AS WELL AS THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS GRANTED PURSUANT TO THE 2005 STOCK PLANS.

PROPOSAL 4 - APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES AND /OR STOCK OPTIONS TO NON-EMPLOYEE DIRECTORS OF THE COMPANY

The Company’s success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. The non-employee directors have elected to receive a 27% to 30% reduction to their cash compensation, such reduction to be based upon the cash compensation amounts authorized by the shareholders at our 2007 Annual Meeting of Shareholders held on December 20, 2007. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending (subject to the approval of the shareholders of the Company) a slight increase of 10% in the number of Restricted Shares and/or Options to be granted to our non-employee directors (the exercise price of the Options is to be computed on the grant date), noted in the table below, which may be allocated between Restricted Shares or Options based upon the election of each individual director on the grant date but subjected to a limitation on the maximum number of shares which shall be computed as provided below:

Director	Number of Restricted Ordinary Shares (“RS”)	Number of Options (“O”)	Maximum Number of Shares	Vesting Schedule
Gideon Argov, Chairman of the Board	4,500	13,500	No. of RS multiplied by 3, plus the no. of SO may not exceed 13,500	25% per calendar quarter
Robert Cobuzzi	2,250	6,750	No. of RS multiplied by 3, plus the no. of SO may not exceed 6,750	25% per calendar quarter
Gerald Dogon	2,250	6,750		25% per calendar quarter
Yaffa Krindel	2,250	6,750		25% per calendar quarter
Stanley Stern	2,250	6,750		25% per calendar quarter
Gil Weiser	2,250	6,750		25% per calendar quarter

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above-described grant of the Restricted Ordinary Shares and Options to the Company’s non-employee directors.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES AND/OR STOCK OPTIONS AS DESCRIBED ABOVE TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 5 – APPROVAL OF APPOINTMENT OF AUDITORS FOR 2008 AND AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH AUDITORS

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2007 contained in the Company’s Annual Report for such year.  The audit services consisted of the firm’s audit of and report on such consolidated financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission.

Based upon the recommendation of the Audit Committee of the Company’s Board of Directors, the Board of Directors has once again appointed Brightman Almagor & Cobe as auditors for the Company for the fiscal year ending December 31, 2008 and is seeking ratification by the Company's shareholders for such appointment.

The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2008, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market, as will be finalized by the Audit Committee.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

RECOMMENDATION: THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

ADDITIONAL MATTERS FOR DISCUSSION:
CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2007

At the Annual Meeting, the Board of Directors will review our management’s report on the business of the Company for the year ended December 31, 2007, as presented in the Company’s Annual Report for the year ended December 31, 2007, and will answer appropriate questions relating thereto.

OTHER BUSINESS

The Board of Directors of the Company at present knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.  If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

                By Order of the Board of Directors,

                Joseph J. Aulenti
                Executive Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 24, 2008

Annex 1

Proposed Amended Articles of Association

THE COMPANIES LAW - 1999

A COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

FUNDTECH LTD.

1.	INTERPRETATION.

1.1	In these Articles, unless the context requires another meaning the words in the first column of the following table shall have the meanings set opposite them in the second column:

"ARTICLES"	These Articles of Association as from time to time amended by a Resolution (as defined below);

"AUDITORS"	The auditors of the Company;

"THE COMPANY"	means the above mentioned company;

"THE COMPANIES LAW"
OR "THE LAW"	means the Companies Law - 1999, as amended from time to time, or any other law which may come in its stead, including all amendments made thereto;

“EXTERNAL
DIRECTORS”	shall mean directors appointed and serving in accordance with Sections 239 through 249 of the Law;

"THE U.S. RULES"	means the rules of the NASDAQ national market and the U.S. Securities Regulations, as amended from time to time;

"PERSON"	includes a company, cooperative society, or any other body of persons, whether incorporated or otherwise;

"BOARD OF DIRECTORS"	means all the directors of the Company, including elected directors, the chairman, holding office pursuant to these Articles, including alternates, substitutes or proxies;

"ELECTED DIRECTOR/S"	means a member or members of the Board of Directors elected to hold office as director/s;

"EXTERNAL
DIRECTORS"	As defined under the Law and under the U.S. Rules;

"OFFICE HOLDER"	as defined in the Companies Law;

"C.E.O."	shall mean: chief executive officer (mankal);

"CHAIRMAN OF THE
BOARD OF DIRECTORS"	as defined in article 100 of these Articles;

"GENERAL MEETINGS"	all annual and extraordinary meetings of the shareholders of the Company;

"THE OFFICE"	means the registered office of the Company at that time;

"THE REGISTER"	means the Register of Shareholders administered in accordance with Section 127 of the Law;

"WRITING"	means in handwriting, typewriting, photography, telex or any other legible form;

"INCAPACITATED
PERSON"
according to the meaning thereof under the Legal Capacity and Guardianship Law, 5722-1962, of the State of Israel, as amended from time to time, including a minor who has not yet attained the age of 18 years, a person unsound of mind and a bankrupt in respect of whom no rehabilitation has been granted;

"MONTH" OR "YEAR"	according to the Gregorian calendar.

"RESOLUTION"	a resolution of shareholders of the Company. Any Resolution shall be adopted by a majority of voting power present and voting at a shareholders meeting, in person or by proxy;

1.2	Words and expressions defined in the Memorandum of Association of the Company shall have the meanings in these Articles as ascribed to them therein.

1.3
Subject to the provisions of this Article 1, in these Articles, unless the context necessitates another meaning, terms and expressions which have been defined in the Companies Law shall have the meanings ascribed to them therein.

1.4
Words in the singular shall also include the plural, and vice versa. Words in the masculine shall include the feminine and vice versa, and words which refer to persons shall also include corporations, and vice versa.

1.5	In these Articles, all the provisions are subject to the Companies Law and/or to the U.S. Rules, insofar as they are applicable.

1.6	The captions to articles in these Articles are intended for the convenience of the reader only, and no use shall be made thereof in the interpretation of these Articles.

LIMITED LIABILITY

2.
The Company is a Limited Liability Company and therefore each shareholder's obligations to the Company's obligations shall be limited to the payment of the par value of the shares held by such shareholders, subject to the provisions of the Companies Law.

THE COMPANY'S OBJECTIVES

3.	The Company's objectives are to conduct all types of business as are permitted by law.

THE BUSINESS

4.
Any branch or type of business which the Company is authorized to engage in, either expressly or implied, may be commenced or engaged in by the Board of Directors at all or any time as it deems fit. The Board of Directors shall be entitled to cease the conduct of any such branch or type of business, whether or not the actual conduct thereof has commenced, for as long as the Board of Directors deems it conducive not to commence and/or to cease conducting a particular branch or type of business.

REGISTERED OFFICE

5.	The registered office shall be at such place as is decided from time to time by the Board of Directors.

SHARE CAPITAL

6.
The share capital of the Company is NIS 300,000 (three hundred thousand New Israeli Shekels) divided into 30,000,000 (thirty million) Ordinary Shares of a nominal value of NIS 0.01 (One Agora) each (the "ORDINARY SHARES").[1],[2]

7.	RIGHTS ATTACHING TO THE ORDINARY SHARES.

7.1
At General Meetings of the Company every holder of an Ordinary Share in respect of which all the calls on such share have been paid in full, who is personally present or represented by proxy, shall have 1 (one) vote in respect of each Ordinary Share held by him, without reference to the par value thereof.

7.2
The Ordinary Shares in respect of which all calls have been fully paid shall confer on the holders thereof the right to attend and to vote at General Meetings of the Company, both ordinary as well as extraordinary meetings. The Ordinary Shares shall confer on the holder thereof the right to receive a dividend, to participate in a distribution of bonus shares and to participate in the assets of the Company upon its winding-up, pro rata to the nominal amount paid up on the shares or credited as paid up in respect thereof, and without reference to any premium which may have been paid in respect thereof.

7.3	All the Ordinary Shares shall rank pari passu in all respects.

-------------------------------------------
1  Amended by Shareholder vote on Oct. 28, 2002.  Formerly read:
The share capital of the Company is NIS 200,000 (Two hundred thousand NIS) divided into:
(i)  19,949,998 (Nineteen million, nine hundred and forty nine thousand, nine hundred and ninety eight) Ordinary Shares of a nominal value of 0.01 (One Agora) each (the "ORDINARY SHARES"); and
(ii)  50,002 (Fifty thousand and two) Deferred Shares of a nominal value of 0.01 (One Agora) each (the "DEFERRED SHARES").

2 Amended by Shareholder vote on Dec. 18, 2003.  Formerly read:
The share capital of the Company is NIS 200,000 (two hundred thousand NIS) divided into 20,000,000 (twenty million) Ordinary Shares of a nominal value of NIS 0.01 (One Agora) each (the "Ordinary Shares")

8.	Deleted Without Replacement.[3]

9.	ALTERATION OF RIGHTS.

9.1
Subject to applicable law, if at any time the share capital of the Company is divided into different classes of shares and unless the terms of issue of such class of shares otherwise stipulate, the rights attaching to any class of shares (including rights prescribed in the terms of issue of the shares) may be altered, modified or canceled, provided the consent in writing thereto is obtained from the holders of the majority of the issued shares in that class, or as approved by a Resolution passed at a separate General Meeting of the shareholders of that class.

9.2
The provisions contained in these Articles with regard to General Meetings shall apply, mutatis mutandis as the case may be, to every such General Meeting of the holders of each class of the Company's shares.

9.3
The special rights conferred on the holders of shares or any class of shares which have been issued, including also shares issued with preferential rights or other special rights, shall not be deemed to have been altered by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated in the conditions of issue of such shares.

10.	ISSUANCE OF PREFERRED SHARES

11.
Without prejudice to the special rights conferred on the holders of shares or debentures of the Company, the Company may issue shares having preferred or deferred rights, or may issue redeemable preference shares and may redeem same on such conditions and in such manner as the Company shall decide, subject to the provisions of any applicable law, from time to time, or may issue shares having special rights in regard to the distribution of dividends, voting rights, rights on winding-up or in connection with any other matters, as the Company may from time to time decide.

8.	RIGHTS ATTACHING TO THE DEFERRED SHARES.

The Deferred Shares shall confer on their holders the right to receive their par value upon liquidation or winding up of the Company.

-------------------------------------------
3 Deleted by Shareholder vote on Oct. 28, 2002.  Formerly read:

rights on winding-up or in connection with any other matters, as the Company may from time to time decide.

12.	UNISSUED SHARE CAPITAL

13.
The unissued shares in the capital of the Company shall be under the control of the Board of Directors, which shall be entitled to allot or otherwise grant same to such persons under such restrictions and conditions as it shall deem fit and conducive, whether for consideration or otherwise, and whether for consideration in cash or for consideration which is not in cash, above their par value or at a discount, all on such conditions, in such manner and at such times as the Board of Directors shall deem fit, and subject to the provisions of the Law. The Board of Directors shall be entitled, inter alia, to differentiate between shareholders with regard to the amounts of calls in respect of the allotment of shares (to the extent that there are calls) and with regard to the time for payment thereof. The Board of Directors may also issue options or warrants for the purchase of shares of the Company and prescribe the manner of the exercise of such options or warrants, including the time and price for such exercise and any other provision which is relevant to the method for distributing the issued shares of the Company amongst the purchasers thereof.

14.
The Board of Directors shall be entitled to prescribe that the existing shares in the capital of the Company be issued and the times for the issue and the conditions thereof and any other matter which may arise in connection with the issue thereof.

15.
Subject to the provisions of the Law, the Board of Directors may pay brokerage and/or subscription commissions to any person in respect of the subscription and/or agreement to subscribe and/or the procuring of subscriptions and/or a promise to subscribe for shares and/or debentures and/or other securities of the Company. The Board of Directors shall further be entitled in each case of the issue of securities of the Company to pay brokerage fees, subject to the provisions of the Law.

16.
In every case of a rights offer to the shareholders, the Board of Directors shall be entitled to decide whether the shares offered shall be of a uniform class for all the shareholders, or that an offer shall be made to each holder of shares of the same class in respect of which he is entitled to participate in the rights offer.

17.
In every case of a rights offer the Board of Directors shall be entitled, in its discretion, to resolve any problems and difficulties arising or that are likely to arise in regard to fractions of rights, and without prejudice to the generality of the foregoing, the Board of Directors shall be entitled to specify that no shares shall be allotted in respect of fractions of rights, or that fractions of rights shall be sold and the (net) proceeds shall be paid to the persons entitled to the fractions of rights, or, in accordance with a decision by the Board of Directors, to the benefit of the Company.

INCREASE OF AND ALTERATIONS TO CAPITAL

18.
The Company may, from time to time, by a Resolution, increase its share capital by way of the creation of new shares, whether or not all the existing shares have been issued up to the date of the resolution, whether or not it has been decided to issue same, and whether or not calls have been made on all the issued shares.

19.
The increase of capital shall be in such amount and divided into shares of such nominal value, and with such restrictions and conditions and with such rights and privileges as the Resolution dealing with the creation of the shares prescribes, subject to the special rights of an existing class of shares, and if no provisions are contained in the Resolution, then as the Board of Directors shall prescribe.

20.
Subject to the provisions of these Articles and applicable law, the Company may create shares having preferred rights or restricted rights in regard to dividends or participation in assets on winding-up, or with a special right for voting, or without voting rights.

21.
Unless otherwise stated in the Resolution approving the increase of the share capital, the new shares shall be subject to those provisions in regard to issue, allotment, alteration of rights, payment of calls, liens, forfeiture, transfer, transmission and other provisions which apply to the shares of the Company.

22.	By Resolution, the Company may:

22.1	consolidate and sub-divide its existing share capital, or any part thereof, into shares of a larger denomination than the existing shares:

22.2
sub-divide, by way of a redistribution of the existing shares, in whole or in part, its share capital, in whole or in part, into shares of a smaller denomination than nominal value of the existing shares and without prejudice to the foregoing, one or more of the shares so created may be granted any preferred or deferred right or any special right with regard to dividend, participation in assets on winding-up, voting and so forth, subject always to the provisions of the Law and these Articles;

22.3	reduce its share capital in such manner and subject to the such restrictions as the Law prescribes;

22.4	Cancel any shares which on the date of passing of the resolution have not been issued and to reduce its share capital by the amount of the shares so canceled.

23.
In the event that the Company shall adopt any of the resolutions described in Article 22 above, the Board of Directors shall be entitled to prescribe arrangements necessary in order to resolve any difficulty arising or that are likely to arise in connection with such resolutions, including in the event of a consolidation in which it shall be entitled to prescribe which shares shall be consolidated into a particular class of share, and in the case of the consolidation of shares which are not owned by the same owner, it shall be entitled to specify arrangements for the sale of the consolidated share, the manner of selling it and the manner of distributing the (net) proceeds and may appoint a person to execute the transfer and any act done by such person shall be valid and no allegations against him shall be entertained.

SHARE CERTIFICATES

24.
Share certificates evidencing title to the shares of the Company shall be issued under the seal or rubber stamp of the Company, and together with the signatures of two members of the Board of Directors, or one director together with the secretary of the Company. The Board of Directors shall be entitled to decide that the signatures be effected in any mechanical form, provided that the signature shall be effected under the supervision of the Board of Directors in such manner as it prescribes.

25.	Every member shall be entitled, free of charge, to one certificate in respect of all the shares of a single class registered in his name in the Register.

26.
The Board of Directors shall not refuse a request by a member to obtain several certificates in place of one certificate, unless such request is, in the opinion of the Board of Directors, unreasonable. Where a member has sold or transferred some of his shares, he shall be entitled, free of charge, to receive a certificate in respect of his remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

27.	Every share certificate shall specify the number of the shares in respect of which such certificate is issued and also the amounts which have been paid up in respect of each share.

28.
No person shall be recognized by the Company as having any right to a share unless he is the registered owner of the shares in the Register. The Company shall not be bound by and shall not recognize any right or privilege pursuant to the laws of equity, or a fiduciary relationship or a chose in action, future or partial, in any share, or a right or privilege to a fraction of a share, or (unless these Articles otherwise direct) any other right in respect of a share, except the absolute right to the share as a whole, where same is vested in the owner registered in the Register.

29.
A share certificate registered in the names of two or more persons shall be delivered to one of the joint holders, and the Company shall not be obliged to issue more than one certificate to all the joint holders of shares and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them.

30.
If a share certificate, whether a registered share or bearer share, should be lost, destroyed or defaced, or should any coupon to a bearer share certificate be lost, destroyed or defaced, the Board of Directors shall be entitled to issue a new certificate or coupon in its place, provided that the certificate or coupon is delivered to it and destroyed by it, or it is proved to the satisfaction of the Board of Directors that the certificate or coupon was lost or destroyed and security has been received to its satisfaction in respect of any possible damages and after payment of such amount as the Board of Directors shall prescribe.

CALLS ON SHARES

31.
The Board of Directors may from time to time, in its discretion, make calls on members in respect of amounts which are still unpaid in respect of the shares held by each of the members (including premiums), and the terms of issue which do not prescribe that same be paid at fixed times, and every member shall be obliged to pay the amount of the call made on him, at such time and at such place as stipulated by the Board of Directors.

32.
In respect of every call prior notice of at least 14 (fourteen) business days shall be given, stating to whom the amount called is to be paid, the time for payment and the place thereof, provided that prior to the due date for payment of such call, the Board of Directors may, by written notice to the members, cancel the call or extend the date of payment thereof. A call shall be deemed to have been made on the date on which the directors decide on the call.

33.
If according to the terms of issue of any share, or otherwise, any amount is required to be paid at a fixed time or in installments at fixed times, whether the payment is made on account of the share capital in respect of the share or in the form of a premium, every such payment or every such installment shall be paid as if it was a call duly made by the Board of Directors, in respect of which notice was duly given, and all the provisions contained in these Articles in regard to calls shall apply to such amount or to such installment.

34.	Joint holders of a share shall be jointly and severally liable for the payment of all installments and calls due in respect of such share.

35.
In the event that a call or installment due on account of a share is not paid on or before the date fixed for payment thereof, the holder of the share, or the person to whom the share has been allotted, shall be obliged to pay linkage differentials and interest on the amount of the call or the installment, at such rate as shall be determined by the Board of Directors, commencing from the date fixed for the payment thereof and until the date of actual payment. The Board of Directors may, however, waive the payment of the linkage differentials or the interest or part thereof.

36.
A member shall not be entitled to receive a dividend and shall not be entitled to exercise any right as a member, including but not limited to, the right to attend and vote at a General Meeting of any type of the Company and to transfer the shares to another, unless he has paid all the calls payable from time to time and which apply to any of his shares, whether he holds same alone or jointly with another, plus linkage differentials, interest and expenses, if any.

37.
The Board of Directors may, if it deems fit, accept payment from a member wishing to anticipate the payment of all moneys which remain unpaid on account of his shares, or part thereof which are over and above the amounts which have actually been called, and the Board of Directors shall be entitled to pay such member linkage differentials and interest in respect of the amounts paid in advance, or that portion thereof which exceeds the amount called for the time being on account of the shares in respect of which the advance payment is made, at such rate as is agreed upon between the Board of Directors and the member, with this being in addition to dividends payable (if any) on the paid-up portion of the share in respect of which the advance payment is made.

38.	The Board of Directors may, at any time, repay the amount paid in advance as aforesaid, in whole or in part, in its sole discretion.

FORFEITURE AND LIEN

39.
If a member fails to make payment of any call or other installment on or before the date fixed for the payment thereof, the Board of Directors may, at any time thereafter and for as long as the part of the call or installment remains unpaid, serve on him a notice demanding that he make payment thereof, together with the linkage differentials and interest at such rate as is specified by the Board of Directors and all the expenses incurred by the Company in consequence of such non-payment.

40.
The notice shall specify a further date, which shall be at least 14 (fourteen) business days after the date of the notice, and a place or places at which such call or installment is to be paid, together with linkage differentials and interest and expenses as aforesaid. The notice shall further state that, if the amount is not paid on or before the date specified, and at the place mentioned in such notice, the shares in respect of which the call was made, or the installment is due, shall be liable to forfeiture.

41.
If the demands contained in such notice are not complied with the Board of Directors may treat the shares in respect of which the notice referred to in Articles 39 and 40 was given as forfeited. Such forfeiture shall include all the dividends bonus shares and other benefits which have been declared in respect of the forfeited shares which have not actually been paid prior to the forfeiture.

42.
Any share so forfeited or waived shall be deemed to be the property of the Company and the Board of Directors shall be entitled subject to the provisions of these Articles and the Law, to sell, re-allot or otherwise dispose thereof, as it deems fit, whether the amount paid previously in respect of that share is credited, in whole or in part. The Board of Directors shall be entitled to collect the moneys which have been forfeited, or part thereof, as it shall deem fit, but it shall not be obliged to do so.

43.	The Board of Directors may, at any time before any share forfeited as aforesaid is sold or re-allotted or otherwise dispose of, cancel the forfeiture on such conditions as it deems fit.

44.
Any person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, nonetheless remain liable for the payment to the Company of all calls, installments, linkage differentials, interest and expenses due on account of or in respect of such shares on the date of forfeiture, in respect of the forfeited shares, together with interest on such amounts reckoned from the date of forfeiture until the date of payment, at such rate as the Board of Directors shall form time to time specify. However, his liability shall cease after the Company has received all the amounts called in respect of the shares.

45.
The provisions of these Articles in regard to forfeiture shall also apply to cases of non-payment of any amount, which, according to the terms of issue of the share, or which under the conditions of allotment the due date for payment of which fell on a fixed date, whether this be on account of the par value of the share or in the form of a premium, as if such amount was payable pursuant to a call duly made and notified.

46.
The Company shall have a first and paramount lien over all the shares which have not been fully paid up and which are registered in the name of any member (whether individually or jointly with others) and also over the proceeds of the sale thereof, as security for the debts and obligations of such member to the Company and his contractual engagements with it, either individually or together with others. This right of lien shall apply whether or not the due date for payment of such debts or the fulfillment or performance of such obligations has arrived, and no rights in equity shall be created in respect of any share, over which there is a lien as aforesaid. The aforesaid lien shall apply to all dividends or benefits which may be declared, from time to time, on such shares, unless the Board of Directors shall decide otherwise. Registration by the Company of a transfer of shares shall be deemed to be a waiver by the Company of the lien (if any) on the shares.

47.
In order to realize such lien, the Board of Directors may sell the shares under lien at such time and in such manner as, it shall deem fit, but no share may be sold unless the period referred to below has elapsed and written notice has been given to the member, his trustee, liquidator, receiver, the executors of his estate, or anyone who acquires a right to shares in consequences of the bankruptcy of a member, as the case may be, stating that the Company intends to sell the shares, if he or they should fail to pay the aforesaid debts, or fail to discharge or fulfill the aforesaid obligations within 14 (fourteen) business days form the date of the notice.

48.	The net proceeds of any such sale of shares, after deduction of the expenses attendant on the sale, shall serve for the discharge of the debts of such member or for performance of such member's obligations (including debts, undertaking and contractual engagements due date for the payment or performance of which has arrived) and the surplus, if any, shall be paid to the member, his trustee, liquidator, receiver, guardians, the executors of his estate, or to his successors-in-title.

49.
In every case of a sale following forfeiture or waiver, or for purposes of executing a lien by exercising all the powers conferred above, the Board of Directors shall be entitled to appoint a person to sign an instrument of transfer of the shares sold, and to arrange for the registration of the name of the buyer in the Register in respect of the shares sold.

50.
An affidavit signed by the Board of Directors that a particular share of the Company was forfeited, waived or sold by the Company by virtue of a lien, shall serve as conclusive evidence of the facts contained therein as against any person claiming a right in the share. The purchaser of a share who relies on such affidavit shall not be obliged to investigate whether the sale, re-allotment or transfer, or the amount of consideration and the manner of application of the proceeds of the sale, were lawfully effected, and after his name has been registered in the Register he shall have a full right of title to the share and such right shall not be adversely affected by a defect or invalidity which occurred in the forfeiture, waiver, sale, re-allotment or transfer of the share.

TRANSFER AND TRANSMISSION OF SHARES

51.
No transfer of shares shall be registered unless a proper instrument of transfer is delivered to the Company or to such other place specified for this purpose by the Board of Directors. Subject to the provisions of these Articles, an instrument of transfer of a share in the Company shall be signed by the transferor and the transferee. The transferor shall be deemed to remain the holder of the share up until the time the name of the transferee is registered in the Register in respect of the transferred share.

52.
Insofar as the circumstances permit, the instrument of transfer of a share shall be drawn up in the form set out below, or in any other form the Board of Directors may approve (hereinafter: the "DEED OF TRANSFER").

53.
I _______________, I.D. _______________ of _______________ (hereinafter: the "TRANSFEROR"), in consideration for an amount of NIS _______________ (in words) paid to me by _______________ I.D. _______________ of _______________ (hereinafter: the "TRANSFEREE"), hereby transfer to the Transferee _______________ shares of NIS _______________ each, marked with the numbers _______________ to _______________ (inclusive) of a company known as Fundtech Ltd., to be held by the Transferee, the acquires of his rights and his successors-in title, under all the same conditions under which I held same prior to the signing of this instrument, and I, the Transferee, hereby agree to accept the aforementioned share in accordance with the above mentioned conditions.

In witness whereof we have hereunto signed this _____ day of _______ 20__.

Transferor _______________ Transferee _______________

Witnesses to Signature _______________

54.
The Company may close the transfer registers and the Register for such period of time as the Board of Directors shall deem fit, provided that such period of time shall not in total exceed 30 (thirty) days each year.

55.
Every instrument of transfer shall be submitted to the Office or to such other place as the Board of Directors shall prescribe, for purposes of registration, together with the share certificates about to be transferred, or if no such certificate was issued, together with the letter of allotment of the shares about to be transferred (if such letter was issued), and such other proof as the Board of Directors may demand in regard to the transferor's right of title or his right to transfer the shares.

56.
The Board of Directors shall have the right to refuse to recognize an assignment of shares until the appropriate securities under the circumstances have been provided, as shall be determined by the Board of Directors in a specific case or from time to time in general.

Instruments of transfer which are registered shall remain within the Company.

57.	Every instrument of transfer shall relate to one class of shares only, unless the Board of Directors shall otherwise agree.

58.
The executors of the will or administrator of a deceased shareholder's estate (such shareholder not being one of a joint owners of a share) or, in the absence of an administrator of the estate or executor of the will, persons having a right as heirs of the deceased shareholder, shall be entitled to demand that the Company recognize them as owners of rights in the share. The provisions of Article 55 above shall apply, mutatis mutandis, also in regard to this article.

59.
In the case of a share registered in the names of two or more Persons, the Company shall recognize only the surviving owners as Persons having rights in the share. However, the aforementioned shall not be construed as releasing the estate of a deceased joint shareholder from any and all undertakings in respect of the shares. Any Person who shall become an owner of shares following the death of a member shall be entitled to be registered as owner of such shares after having presented to the Company Secretary an inheritance order or probation order or order of appointment of an administrator of estate and any other proof as required - if these are sufficient in the opinion of the Company Secretary - testifying to such Person's right to appear as shareholder in accordance with these Articles, and which shall testify to his title to such shares. The provisions of Article 55 above shall apply, mutatis mutandis, also in regard to this Article.

60.
The receiver or liquidator of a member who is a company or the trustee in bankruptcy or the official receiver of a member who is bankrupt, upon presenting appropriate proof to the satisfaction of the Company Secretary, that he has the right to appear in this capacity and which testifies to his title, may, with the consent of the Board of Directors (the Board of Directors shall not be obligated to give such consent) be registered as the owner of such shares. Furthermore, he may assign such shares in accordance with the rules prescribed in these Articles. The provisions of Article 57 above shall apply, mutatis mutandis, also in regard to this Article.

61.
A Person entitled to be registered as a shareholder following assignment pursuant to this Article shall be entitled, if approved by the Board of Directors and to the extent and under the conditions prescribed by the Board of Directors, to dividends and any other monies paid in respect of the shares, and shall be entitled to give the Company confirmation of the payments; however, he shall not be entitled to be present or to vote at any General Meeting of the Company or, subject to the provisions of these Articles, to make use of any rights of members, until he has been registered as owner of such shares in the Register.

BEARER SHARE CERTIFICATES

62.
The Company may issue bearer shares, or exchanges a share certificate for a bearer share certificate, and accordingly the Board of directors may, in its discretion, with respect to any share which is fully paid, on application in writing signed by the Person registered as holder of the share, and authenticated by such evidence as the Board of Directors, may require for proving the identity of the Person signing the request, and on receiving the certificate, of the share, and the stamp duty (if any) on the bearer shares and such fee as the Board of Directors may from time to time specify, issue a bearer share, stamped with the seal of the Company and duly stamped, stating that the bearer is the owner of the shares of dividends, or other moneys, on the shares included in the certificate.

63.
A bearer share certificate shall entitle the bearer to the shares included in it and such shares shall be transferable by the delivery of the bearer share, and the provisions of the Articles of the Company with respect to transfer and transmission of shares shall not apply to the shares included in the certificate.

64.
The bearer of a bearer share shall, on surrender of the bearer share certificate to the Company for cancellation and on payment of such sum as the Board of Directors may from time to time prescribe, be entitled to have his name entered as a member in the register of members in respect of the shares included in the certificate.

65.
The bearer of a bearer share may at any time deposit the certificate at the Office, or such other place as the Board of Directors may prescribe, and so long as the certificate remains so deposited the depositor shall have the same right to sign a requisition for calling a General Meeting of the Company, and of amending and voting and exercising the other privileges of a member at any General Meeting of the Company, held after expiration of 2 (two) days from the time of the deposit, as if his name were registered in the Register as the registered holder of the shares included in the deposited certificate. Not more than one Person shall be recognized as depositor of a particular bearer share. The Company shall, on 2 (two) days' written notice return the deposited bearer share to the depositor.

66.
Unless otherwise expressly provided in these Articles, no person shall, as bearer of a bearer share, sign a requisition for calling a meeting of the Company, or attend, or vote, or exercise any other rights of a member at General Meetings of the Company, but the bearer of a bearer share shall be entitled in all other respects to the same privileges and advantages as if he were named in the Register as the holder of the shares included in the bearer share certificate, and he shall be a member of the Company.

GENERAL MEETING

67.
A General Meeting shall be held at least once in every year, not later than 15 (fifteen) months after the last General Meeting, at such time and at such place as the Board of Directors shall determine. Such General Meeting shall be called an  annual meeting, and all other meetings of the Company shall be called extraordinary meetings.

68.	The Board of Directors may call an extraordinary meeting whenever it sees fit to do so.

69.	The Board of Directors shall be obliged to call an extraordinary meeting upon a requisition in writing in accordance with Section 63 of the Law.

70.

70.1	The Company shall not be required to deliver any notice to shareholders with respect to any shareholders meeting.

70.2
Notwithstanding the provisions of Article 70.1 above, subject to the provisions of the Law and the regulations promulgated thereunder, prior notice of no less than 21 (twenty one) days shall be published by the Company in regard to the holding of an annual meeting or an extraordinary meeting and, if the agenda of such a meeting includes issues which can be voted on by ballot according to Section 87 of the Law - then prior notice of no less than 35 (thirty five) days shall be given. In counting the days, the day of publication shall not be counted, but the day of the meeting shall be counted.

70.3
The notice shall specify (i) the type of meeting, (ii) the place, the day and the hour of the meeting, (iii) the issues on the agenda, (iv) a brief summary of the proposed resolutions, (v) the majority required for the acceptance of each resolution,

(vi) the time on which the right of a shareholder to vote shall be established according to Section 182 of the Law (vii) if applicable, arrangements on vote by ballot under the provisions of Sections 87 to 89 of the Law, (vii) in the event that the Company has established that an adjourned meeting shall be held on such date which is later than the date provided for in Section 78(b) of the Law, such later date shall be included in the notice, and (viii) the telephone number and address of the Office and the time on which a shareholder can review the full text of the proposed resolutions. The Company may add additional places for such review including an internet site in which such shareholder can find, among other things, drafts of the ballot and Position Papers (as defined in Section 88 of the Law). The notice shall be published in the manner prescribed below under the heading "Notices" in Articles 157 to 160 below.

71.	[Deleted Without Replacement].

PROCEEDINGS AT GENERAL MEETING

72.
No business shall be conducted at a General Meeting unless a quorum is present, and no resolution shall be passed unless a quorum is present at the time the resolution is voted on. Except in cases where it is otherwise stipulated, a quorum shall be constituted when there are personally present, or represented by proxy, at least 2 (two) shareholders who hold, in the aggregate, at least 33-1/3% (thirty-three and one-third percent) of the voting rights in the Company. A proxy shall be deemed to be 2 (two) or more shareholders, according to the number of shareholders he represents.

73.
If within half an hour from the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the members to that effect, the meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place. Unless such day shall fall on a statutory holiday (either in Israel or in the U.S.A.), in which case the meeting will be adjourned to the first business day which follows such statutory holiday.

74.
If at the adjourned meeting there is no quorum, then 2 (two) shareholders, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the meeting was called.

75.
The chairman of the Board of Directors, or any other person appointed for this purpose by the Board of Directors, shall preside at every General Meeting of the meeting within 15 (fifteen) minutes from the time appointed for the meeting, the shareholders present at the meeting shall elect one of their number to serve as chairman of the meeting.

76.
Resolutions at the General Meeting shall be passed by a vote. Every vote at a General Meeting shall be conducted according to the number of votes to which each shareholder is entitled on the basis of the number of shares held by him which confer on him a right to vote at General Meeting.

77.
Where a poll has been demanded, the chairman of the meeting shall be entitled - but not obliged - to accede to the demand. Where the chairman of the meeting has decided to hold a poll, such poll shall be held in such manner, at such time and at such place as the chairman of the meeting directs, either immediately or after an interval or postponement, or in any other way, and the results of the vote shall be deemed to be the resolution at the meeting at which the poll was demanded. A person demanding a poll may withdraw his demand prior to the poll being held.

78.	A demand for the holding of a poll shall not prevent the continued business of the meeting on all other questions apart of the question in respect of which a poll was demanded.

79.
The announcement by the chairman that a resolution has been passed unanimously or by a particular majority, or has been rejected, and a note recorded to that effect in the Company's minute book, shall serve as prima facie proof of such fact, and there shall be no necessity for proving the number of votes or the proportion of votes given for or against the resolution.

80.
The chairman of a General Meeting may adjourn the meeting from time to time and from place to place if approved by a majority vote, and he shall be obliged to do so if the meeting, by a majority vote, so demands, but at an adjourned meeting no other matters be considered or decided apart from the matters which were on the agenda of the meeting at which it was decided on the adjournment and in respect of which no resolution was taken. The Company shall not deliver nor shall it be required to give notice in regard to the adjournment or in regard to the matters on the agenda of the adjourned meeting, unless the adjourned meeting is to be held more than 30 (thirty) days after the date of the original meeting, in which case a notice shall be published by the Company.

VOTES OF SHAREHOLDERS

81.
Every shareholder entitled to vote at a General Meeting, who is personally present or represented by proxy, shall have 1 (one) vote in respect of each ordinary share held by him, without reference to the par value thereof.

82.
In the case of joint shareholders, the vote of the senior joint holder, given personally or by proxy, shall be accepted, to the exclusion of the vote of the remaining joint shareholders, and for these purposes the question as to who is the senior of the joint shareholders shall be the Person amongst the joint holders whose name appears first in the Register.

83.
A shareholder who is an Incapacitated Person may vote solely through his guardian or other person who fulfills the function of such guardian and who was appointed by a court, and any guardian or other person as aforesaid shall be entitled to vote by way of a proxy, or in such manner as the court directs.

84.
Any corporation which is a shareholder of the Company shall be entitled, by way of resolution of its directors or another body which manages, to appoint such person which it deems fit, whether or not he is a member of the Company, to act as its representative at any General Meeting of the Company or at a meeting of a class of shares in the Company which such corporation is entitled to attend and to vote thereat, and the appointed as aforesaid shall be entitled, on behalf of the corporation whom he represents, to exercise all the same powers and authorities which the corporation itself could have exercised had it been a natural person shareholder of the Company.

85.
Every shareholder of the Company who is entitled to attend and vote at a General Meeting of the Company, shall be entitled to appoint a proxy. A proxy can be appointed by more than one shareholder, and he can vote in different ways on behalf of each principal.

86.
The instrument appointing a proxy shall be in writing signed by the Person making the appointment or by his authorized representative, and if the Person making the appointment is a corporation, the power of attorney shall be signed in the manner in which the corporation signs on documents which bind it, and a certificate of an attorney with regard to the authority of the signatories to bind the corporation shall be attached thereto. The proxy need not be a member of the Company.

87.
The instrument appointing a proxy, or a copy thereof certified by an attorney, shall be lodged at the Office, or at such other place as the Board of Directors shall specify, not less than 24 (twenty four) hours prior to the meeting at which the proxy intends to vote on the strength of such instrument of proxy. A document appointing a proxy shall be valid for every adjourned meeting of the meeting to which the document relates.

88.
Every instrument appointing a proxy, whether for a meeting specifically indicated, or otherwise, shall, as far as circumstances permit, be in the following form, or in any other form approved by the Board of Directors:

89.
I ______________ of ______________ being a member holding voting shares in Fundtech Ltd., hereby appoint Mr. ______________ of ______________ or failing him, Mr. ______________ or ______________, or failing him, Mr. ______________ of ______________, to vote in my name, place and stead at the (ordinary/extraordinary) Meeting of the Company to be held on the ____ of ______ 20__, and at any adjourned meeting thereof.

In witness whereof I have hereto set my hand on the _____ day of _____

90.	No shareholder shall be entitled to vote at a General Meeting unless he has paid all the calls and all the amounts due from him, for the time being, in respect of his shares.

91.
A vote given in accordance with the instructions contained in an instrument appointing a proxy shall be valid notwithstanding the death of the appointer, or the revocation of the proxy, or the transfer of the share in respect of which the vote was given as aforesaid, unless notice in writing of the death, revocation or transfer is received at the Office of the Company, or by the chairman of the meeting, prior to such vote.

92.	[Deleted Without Replacement].

THE BOARD OF DIRECTORS

93.

93.1
Unless otherwise resolved by a Resolution of the General Meeting of the Company, the number of directors of the Company (other than the External Directors) shall be between 5 and 9. At any time the minimum number of directors (other than the External Directors) shall be not less than 4 (four). Any director shall be eligible for re-election upon termination of his term of office.  For as long as the Company is a Public Company, as defined in the Law, the Company shall appoint at least 2 (two) External Directors to office, of which at least 1 (one) should possess Accounting and Financial Expertise, as defined in the Law.

93.2
No corporation may serve as a director of the Company unless it has appointed an individual who is not disqualified from holding office on its behalf to the Board of Directors. An individual holding office on its behalf of a corporation as aforesaid shall be governed by the same duties and obligations which apply to an officer, without this derogating from the liability of the corporation on whose behalf such individual was appointed for such obligations.

94.

94.1
Prior to every annual meeting of the Company, the Board of Directors of the Company shall resolve by a majority vote the names of between 5 to 9 persons to be proposed to the shareholders of the Company for election as directors of the Company until the next annual Meeting (hereinafter: the "NOMINEES"). Except for the Nominees, no candidate for the office of a director of the Company may be proposed at an annual ordinary Meeting of the Company unless not less than 72 (seventy two) hours and not more than 42 (forty two) days prior to the date appointed for the annual ordinary meeting, a notice in writing, signed by shareholders holding at least 10%

(ten percent) of the Company's issued and outstanding shares who are entitled to attend a meeting in respect of which notice has been sent and who are entitled to vote thereat, is delivered to the Office stating that such shareholders intend to propose 5 to 9 candidates for the office of directors instead of the Nominees proposed by the Board of Directors (hereinafter: "ALTERNATE NOMINEES").

94.2
The Nominees or Alternate Nominees shall be elected by a Resolution at every annual meeting, for a term of office which shall end upon the convening of the first annual meeting held after the date of their election.

94.3
Every director shall hold office until the end of the next annual meeting following the meeting at which he was elected, unless his office is vacated in accordance with Article 97 or Article 101 below. If at the annual meeting no Nominees or Alternate Nominees are elected, the directors then in office shall continue to hold office until the convening of a General Meeting at which Nominees or Alternate Nominees shall be elected.

94.4
If the office of a members/s of the Board of Directors shall be vacated, the remaining members of the Board of Directors shall be entitled to appoint an additional directors in place of the director/s whose office has been vacated, for a term of office according to the remaining period of the term of office of the director/s whose office has been vacated.

95.
The directors in their capacity as such shall be entitled to receive remuneration and expenses incurred within the scope of fulfilling their functions as directors. The remuneration of the directors shall be fixed in accordance with the provisions of the Law. The External Directors shall receive their remuneration in accordance with the U.S. Rules, the Law and the regulations promulgated thereunder.

96.
The conditions of the terms of office of members of the Board of Directors shall be decided by the Board of Directors, but same shall be valid only if ratified in the manner required under the Law. The remuneration of directors may be fixed as an overall payment and/or as a payment in respect of attendance at meetings of the Board of Directors. In addition to his remuneration, each director shall be entitled to be reimbursed, retroactively or in advance, in respect of his reasonable expenses connected with performing his functions and services as a director.

97.

97.1
Subject to the provisions of the Law and the U.S. Rules with regard to External Directors, and subject to Article 101 below, the office of a member of the Board of Directors shall be vacated in any one of the following events:

97.1.1	If he resigns his office by way of a letter signed by him, lodged at the Office of the Company;

97.1.2	If he is declared bankrupt;

97.1.3	If he becomes insane or unsound of mind;

97.1.4	Upon his death, and in the case of a corporation - upon its winding-up;

97.1.5	if he is prevented by applicable law from serving as a director of the Company;

97.1.6	if the Board terminates his office according to Section 231 of the Law;

97.1.7	if a court order is given in accordance with Section 233 of the Law;

97.1.8	if he is removed from office by a Resolution at a General Meeting of the Company; or

97.1.9	if his period of office has terminated in accordance with the provisions of these Articles.

97.2
If the office of a member of the Board of Directors should be vacated, the remaining members of the Board of Directors shall be entitled to act for all purposes, for as long as their number does not fall below the minimum, for the time being, specified for the directors, as prescribed in Article 93 above. Should their number drop below the aforesaid minimum, the directors shall not be entitled to act, except for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of a new Board of Directors. Should the number of directors fall below the aforesaid minimum and no action is undertaken by the Board of Directors within 10 (ten) days, then within 2 (two) days thereafter the C.E.O. of the Company, must call a General Meeting for the purpose of appointing a new Board of Directors. In the event that the C.E.O. of the Company does not call a General Meeting within 2 (two) days, then the Chairman of the Board of Directors must within 2 (two) days thereafter call a General Meeting for the Purpose of appointing a new Board of Directors.

97.3	The office of an External Director shall be vacated only in accordance with the provisions for the vacation of office and the removal of External Directors according to the Law.

ALTERNATE DIRECTORS

98.

98.1
Subject to the provisions of the Companies Law, a director, other than an External Director, may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as "ALTERNATE DIRECTOR"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes.

98.2	Any notice given to the Company pursuant to Article 98.1 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

98.3
An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

98.4
Any natural person, who is not a member of the Board of Directors or an Alternate Director at that time, may act as an Alternate Director for a director, provided that such person is otherwise qualified to be appointed as a director. One person may not act as Alternate Director for several directors.

98.5
The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 47, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director of the Company.

99.

99.1
Subject to the provisions of any applicable law which may not be stipulated upon, a director shall not be disqualified by virtue of his office from holding another office in the Company or in any other company in which the Company is a shareholder or in which it has any other form of interest, or of entering into a contract with the Company, either as seller or buyer or otherwise. Likewise, no contract made by the Company or on its behalf in which a director has any form of interest may be attacked and a director shall not be obliged to account to the Company for any profit deriving from such office, or resulting from such contract, merely by virtue of the fact that he serves as a director or by reason of the fiduciary relationship thereby created, but such director shall be obliged to disclose to the Board of Directors the nature of any such interest at the first opportunity.

99.2
A general notice to the effect that a director is a member of a particular firm or a particular company and that he must be deemed to have an interest in any business with such firm or company shall be deemed to be adequate disclosure for purposes of this Article in relation to such director, and after such general notice has been given, such director shall not be obliged to give special notice in relation to any particular business with such firm or such company.

99.3
Subject to the provisions of the Law and these Articles, the Company shall be entitled to enter into a transaction in which an Office Holder therein, as this term is defined in the Law has a personal interest, directly or indirectly, and may enter into any contract or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

100.
The Board of Directors shall elect 1 (one) or more of its members to serve as the chairman of the Board of Directors, provided that, subject to the provisions of Section 121(c) of the Law, the C.E.O. of the Company shall not serve as Chairman of the Board of Directors. The office of chairman of the Board of Directors shall be vacated in each of the cases mentioned in Articles 97.1 above and 101 below.  The Board of Directors may also elect 1 (one) or more of its members to serve as Deputy Chairman.

101.
The Company may, in a General Meeting, by a Resolution, dismiss any of the Elected Directors within the meaning thereof under Article 1.1 of these Articles, prior to the end of his term of office, and it shall be entitled, by a Resolution, to appoint another Person in his place as a director of the Company. The Person so appointed shall hold such office only for that period of time during which the director whom he replaces would have held office.

102.	A director shall not be obliged to hold any share in the Company.

C.E.O.

103.

103.1
The Board of Directors shall, from time to time, appoint a C.E.O. and subject to the provisions of the Law delineate his powers and authorities and his remuneration. Subject to any contract between the C.E.O. and the Company, the directors may dismiss him or replace him at any time they deem fit.

103.2	A C.E.O. need not be a director or member of the Company.

103.3
Subject to the provisions of any contract between the C.E.O. and the Company, all the same provisions with regard to appointment, resignation and removal from office shall apply to the C.E.O. if he is also a director, as apply to the Elected Directors. In addition to the matters set forth in Article 97, where a C.E.O. who serves as a director has ceased to hold one of these offices for any reason whatsoever, except if he has ceased to hold office of his own initiative, his appointment to the other office shall forthwith expire.

103.4
The directors shall be entitled from time to time delegate to the C.E.O. for the time being such of the powers they have pursuant to these Articles as they deem appropriate, and they shall be entitled to grant such powers for such period and for such purposes and on such conditions and with such restrictions as they deem expedient, and they shall be entitled to grant such powers without renouncing the powers and authorities of the directors in such regard, and they may, from time to time, revoke, annul and alter such powers and authorities, in whole or in part.

103.5
Subject to the provisions of the Law, the remuneration of a C.E.O. shall be fixed from time to time by the Board of Directors and it may be in the form of a fixed salary or commissions or a participation in profits, or in any other manner which may be decided by the Board of Directors.

PROCEEDING OF THE BOARD OF DIRECTORS

104.

104.1	The Board of Directors shall convene for a meeting at least once every 3 (three) months period.

104.2
The Board of Directors may meet in order to administer the business and may, subject to the provisions of the Law, adjourn its meetings and regulate its proceedings and operations as it deems fit. It may also prescribe the quorum required for the conduct of business. Until otherwise decided a quorum shall be constituted if a majority of the directors holding office for the time being are present.

104.3
Should a director or directors be barred from being present and voting at a meeting of the Board of Directors by virtue of the contents of Section 278 of the Law, the quorum shall be a majority of the directors entitled to be present and to vote at the meeting of the Board of Directors.

105.
Any director, the C.E.O. or the auditor of the Company in the event stipulated in Section 169 of the Law, may, at any time, demand the convening of a meeting of the Board of Directors. The Secretary shall be obliged, on such demand, to call such meeting on the date requested by the director or C.E.O. soliciting such a meeting, provided that proper notice pursuant to Article 106.1 is given.

106.

106.1
Every director shall be entitled to receive notice of meetings of the Board of Directors, and such notice may be in writing or by facsimile or by telegram, sent to the last address given by the director for purposes of receiving notices, provided that the notice shall be given at least the minimum number of days permitted by applicable law and in no event less than 48 (forty eight) hours prior notice.

106.2
Every director shall be entitled to be present and to vote through an Alternate Director at any meeting of the directors or at meetings of a committee of directors, provided that such Alternate Director is appointed in accordance with the provisions of Article 98.

107.	Every meeting of the Board of Directors at which a quorum is present shall have all the powers and authorities vested for the time being in the Board of Directors.

108.
Questions which arise at meetings of the Board of Directors shall be decided by a simple majority of the members of the board attending such meeting and voting on such matter. In the case of an equality of votes of the Board of Directors, the chairman of the Board of Directors shall not have a second or casting vote, and the proposal shall be deemed to be defeated.

109.
If the chairman of the Board of Directors is not present within 30 (thirty) minutes after the time appointed for the meeting, the directors present shall elect one of their number to preside at such meeting.

110.	For the removal of doubt, it is recorded that subject to the provisions of the Law, an officer who is a director may be elected as permanent chairman of the Board of Directors.

111.
The Board of Directors may adopt resolutions even without an actual meeting, on condition that all the Directors entitled to participate in the deliberations and to vote on the matter brought up for a decision agreed thereto.

112.
The delivery of the text of the resolution submitted for approval of the directors without the holding of a meeting of the Board of Directors shall be done in accordance with those rules which apply to the giving of notice in regard to the holding of meetings of directors, as set forth in Article 106 above.

113.
The Board of Directors may hold meetings by use of any means of communication, on condition that all participating directors can hear each other at the same time. In the case of a resolution passed by way of telephone calls, a copy thereof shall be sent, as soon as possible thereafter, to the directors.

GENERAL POWERS OF THE BOARD OF DIRECTORS

114.
The administration of the business of the Company shall be in the hands of the Board of Directors, which shall be entitled to exercise all the powers and authorities and to perform any act and deed which the Company is entitled to exercise and to perform in accordance with its Memorandum of Association and these Articles or according to law, and in respect of which there is no provision or requirement in these Articles, or in the Law or/and in the U.S. Rules, that same be exercised or done by the Company in a General Meeting.

115.
The Board of Directors may, as it deems fit and subject to any applicable law, delegate to a committee (hereinafter: "COMMITTEE OF DIRECTORS") its powers and authorities, in whole or in part. The Board of Directors may, from time to time, widen, curtail or revoke such delegation of powers and authorities. A Committee of Directors in exercising powers delegated to it by the Board of Directors shall comply with all the provisions and conditions prescribed by the Board of Directors, provided that the curtailment or revocation of powers and authorities by the Board of Directors shall not invalidate an act done prior thereto by a Committee of Directors or in accordance with its instructions, which would have been valid had the powers and authorities of the Committee of Directors not been altered or revoked by the Board of Directors. A Committee of Directors may be comprised of 1 (one) director or of several directors, and in case of a Committee of Directors that is appointed to advise the Board of Directors only, persons who are not directors may be co-opted to it.

116.
The meetings and proceedings of every such Committee of Directors which is comprised of 2 (two) or more members shall be conducted in accordance with the provisions contained in these Articles in regard to the regulating of the meetings and proceedings of the Board of Directors to the extent that same are suitable for this, and so long as no provisions have been made in replacement thereof by the Board of Directors.

RATIFICATION OF ACTIONS

117.
All acts done in good faith by the Board of Directors and/or a Committee of Directors or by a person acting as a member thereof shall be valid even if it is subsequently discovered that there was a defect in the appointment of the Board of Directors, the Committee of Directors or the member, as the case may be, or that the members, or one of them, was/were disqualified from being appointed as a director/s or to a Committee of Directors.

118.

118.1	The Board of Directors may ratify any act the performance of which at the time of the ratification was within the scope of the authority of the Board of Directors.

118.2
The General Meeting shall be entitled to ratify any act done by the Board of Directors and/or any Committee of Directors without authority, or acting ultra vires, or which was tainted by some other defect.

118.3	From the time of the ratification, every act ratified as aforesaid, shall be treated as though lawfully performed from the outset.

119.	The Board of Directors may, from time to time, in its absolute discretion, borrow or secure any amounts of money required by the Company for the conduct of its business.

120.
The directors shall be entitled to raise or secure the repayment of an amount obtained by them, in such way and on such conditions and times as they deem fit. The directors shall be entitled to issue documents of undertaking - options, debentures or debenture stock, whether linked or redeemable, convertible debentures or debentures convertible into other securities, or debentures which carry a right to purchase shares or to purchase other securities, or any mortgage, pledge, collateral or other charge over the property of the Company and its undertaking, in whole or in part, whether present or future, including the uncalled share capital or the share capital which has been called but not yet paid.

121.
The deeds of undertaking, debentures of various types or other forms of collateral security may be issued at a discount, at a premium or otherwise and with such preferential or deferred or other rights, as the Board of Directors shall, from time to time, decide.

SIGNING POWERS

122.
Subject to any other resolution on the subject passed by the Board of Directors, the Company shall be bound only pursuant to a document in writing bearing its seal or its rubber stamp or its printed name, and the signature of whomever may be authorized by the Board of Directors, which shall be entitled to empower any person, either alone or jointly with another, even if he is not a member of the Company or a director, to sign and act in the name and on behalf of the Company.

123.
The Board of Directors shall be entitled to prescribe separate signing power in regard to different businesses of the Company and in respect of the limit of the amounts in respect of which such persons shall be authorized to sign.

SECRETARY, OFFICE-HOLDERS, CLERKS AND REPRESENTATIVES

124.
The Board of Directors shall be entitled, from time to time, to appoint a secretary for the Company. The C.E.O. shall be entitled, from time to time, to appoint Office Holder, clerks, employees and agents to such permanent, temporary or special positions, and to specify and change their titles, authorities, duties, salaries and their bonuses. The Board of Directors, or the C.E.O., which ever appointed such person, shall be entitled at any time, in its sole and absolute discretion, to terminate the services of one of more of the foregoing persons.

125.
The Board of Directors may from time to time and at any time empower any person to serve as representative of the Company for such purposes and with such powers and authorities, instructions and discretions for such period and subject to such conditions as the Board of Directors shall deem appropriate. The Board of Directors may grant such person, inter alia, the power to transfer the authority, powers and discretions vested in him, in whole or in part. The Board of Directors may, from time to time, revoke, annul, vary or change any such power or authority, or all such powers or authorities collectively.

DIVIDENDS, BONUS SHARES, FUNDS AND CAPITALIZATION OF FUNDS AND PROFITS

126.
The Board of Directors may, prior to recommending any dividend, set aside out of the profits of the Company such amounts as it deems fit for a reserve fund for extraordinary purposes or for the equalization of dividends or for special dividends, or for the repair, improvement, maintenance or replacement of the property of the Company, or for any other purpose, as the Board of Directors, in its sole and absolute discretion, shall deem expedient.

127.
The Board of Directors shall be entitled to invest the amounts set aside as aforesaid in Article 126 above in any investments whatsoever, as it may deem fit, and from time to time deal with such investments and vary same, and make use thereof, as it deems fit, and it may divide the reserve fund into special funds in such manner as it deems fit, and may utilize a fund or part thereof for the business of the Company, without being obliged to keep same separate from the remaining assets of the Company.

128.	No dividend shall be paid other than out of the Profits of the Company as such term is defined in the Law.

129.	The Board of Directors may decide on the payment of a dividend or on the distribution of bonus shares.

130.
A dividend in cash or bonus shares shall be paid or distributed, as the case may be, to the holders of the ordinary shares registered in the Register, pro rata to the nominal amount of capital paid up or credited as paid up on the shares, without reference to any premium which may have been paid thereon. However an amount paid on account of a share prior to the payment thereof having been called, or prior to the due date for payment thereof, and on which the Company is paying interest, shall not be taken into account for purposes of this article as an amount paid-up on account of the share.

131.
Unless other instructions are given, it shall be permissible to pay any dividend by way of a check or payment order to be sent by post to the registered address of the member or the Person entitled thereto, or in the case of joint shareholders being registered, to the member whose name stands first in the Register in relation to the joint shareholding. Every such check shall be made in favor of the person to whom it is sent. A receipt by the person whose name, on the date of declaration of the dividend, was registered in the Register as the owner of the shares, or in the case of joint holders, by one of the joint holders, shall serve as a discharge with regard to all the payments made in connection with such share.

132.
The directors shall be entitled to invest any dividend which has not been claimed for a period of 1 (one) year after having been declared, or to make use thereof in any other way for the benefit of the Company until such time as it is claimed. The Company shall not be obliged to pay interest or linkage in respect of an unclaimed dividend.

133.
Unless otherwise specified in the terms of issue of shares or of securities convertible into shares, or which grant a right to purchase shares, fully paid-up or credited as paid-up shares at any time shall confer on their holders the right to participate in the full dividends and in any other distribution the determining date for the right to receive same is the date at which the aforesaid shares were fully paid-up or credited as fully paid-up, as the case may be, or subsequent to such date.

134.	A dividend or other beneficial rights in respect of shares shall not bear interest.

135.
The Board of Directors shall be entitled to deduct from any dividend or other beneficial rights, all amounts of money which the holder of the share in respect of which the dividend is payable or in respect of which the other beneficial rights were given, may owe to the Company in respect of such share, whether or not the due date for payment thereof has arrived.

136.
The Board of Directors shall be entitled to retain any dividend or bonus shares or other beneficial rights in respect of a share in relation to which the Company has a lien, and to utilize any such amount or the proceeds received from the sale of any bonus shares or other beneficial rights, for the discharge of the debts or liabilities in respect of which the Company has a lien.

137.
The Board of Directors may decide that the dividend is to be paid in whole or in part, by way of a distribution of assets of the Company in kind, including by way of debentures or debenture stock of the Company, or shares or debentures or debenture stock of any other company, or in any other way.

138.

138.1
The Board of Directors may, at any time and from time to time, decide that any portion of the amounts standing for the time being to the credit of any capital fund (including a fund created as a result of a revaluation of the assets of the Company), or which are held by the Company as profits available for distribution, shall be capitalized for distribution subject to and in accordance with the provisions of the Law and of these Articles, amongst those shareholders who are entitled thereto and pro rata to their entitlement under these Articles, provided that same shall not be paid in cash but shall serve for the payment up in full either at par or with a premium as prescribed by the Company, of shares which have not yet been issued or of debentures of the Company which shall be allotted and distributed amongst the members in the aforesaid ratio as fully paid-up shares or debentures.

138.2
The Board of Directors shall be entitled to distribute bonus shares and to decide that the bonus shares shall be of the same class which confers on the shareholders or the persons entitled thereto the right to participate in the distribution of bonus shares, or may decide that the bonus shares shall be of a uniform class to be distributed to each of the shareholders or persons entitled to shares as aforesaid, without reference to the class of shares conferring the right to participate in the distribution on the holder of the share or the person entitled thereto as aforesaid.

139.

139.1
In every case that the Company issues bonus shares by way of a capitalization of profits or funds at a time at which securities issued by the Company are in circulation and confer on the holders thereof rights to convert same into shares in the share capital of the Company, or options to purchase shares in the share capital of the Company (such rights of conversion or options shall henceforth be referred to as - THE "RIGHTS"), the directors shall be entitled (in a case that the Rights or part thereof shall not be otherwise adjusted in accordance with the terms of their issue) to transfer to a special fund designated for the distribution of bonus shares in the future (to be called by any name the directors may decide on and which shall henceforth be referred to as the "SPECIAL FUND") an amount equivalent to the nominal amount of the share capital to which some or all of the Rights they would have received as a result of the issue of bonus shares, had they exercised their rights prior to the determining date for the right to receive bonus shares, including rights to fractions of bonus shares, and in the case of a second or additional distribution of bonus shares in respect of which the Company acts pursuant to this Article, including entitlement stemming from a previous distribution of bonus shares.

139.2
In the case of the allotment of shares by the Company as a consequence of the exercise of entitlement by the owners of shares in those cases in which the directors have made a transfer to the Special Fund in respect of the Rights pursuant to sub-article 139.1 above, the directors shall allot to such shareholder, in addition to the shares to which he is entitled by virtue of having exercised his rights, such number of fully paid-up shares the par value of which is equivalent to the amount transferred to the Special Fund in respect of his rights, by way of a capitalization to be done by the directors of an appropriate amount out of the Special Fund and the directors shall be entitled to decide on the manner of dealing with rights to fractions of shares in their sole discretion.

139.3
If after any transfer to the Special Fund has been made the rights should lapse, or the period should end for the exercise of rights in respect of which the transfer was effected, without such rights being exercised, then any amount which was transferred to the Special Fund in respect of the aforesaid unexercised Rights shall be released from the Special Fund and the Company can deal with the amount so released in any manner it would have been entitled to deal therewith had such amount not been transferred to the Special Fund.

140.	For the implementation of any resolution regarding a distribution of shares or debentures by way of a capitalization of profits as aforesaid, the directors may:

140.1	Resolve any difficulty which arises or may arise in regard to the distribution in such manner as they deem fit and may take all the steps they deem expedient in order to overcome such difficulty.

140.2
Issue certificates in respect of fractions of shares, or decide that fractions of less than an amount to be decided by the Board of Directors shall not be taken into account for purposes of adjusting the rights of the shareholders or may sell the fractions of shares and pay the proceeds (net) to the persons entitled thereto.

140.3
To sign or appoint a person to sign on behalf of the shareholders on any contract or other document which may be required for purposes of giving effect to the distribution and in particular they shall be entitled to sign or appoint a person who shall be entitled to appoint and submit a contract as referred to in Sections 291 and 292 of the Law.

140.4	To make any arrangement or other scheme which is required in the opinion of the Board of Directors in order to facilitate the distribution.

141.
The Board of Directors shall be entitled, as it deems appropriate and expedient, to appoint trustees or nominees for the holders of bearer share certificates who for a period as prescribed by the Company, have not applied to the Company to receive dividends, shares or debentures out of capital, or other benefits, and also for those registered shareholders who have failed to notify the Company of a change of their address and who have not applied to the Company in order to receive dividends, shares or debentures out of capital, or other benefits during the aforesaid period. Such nominees or trustees shall be appointed for the use, collection or receipt of dividends, shares or debentures out of capital and rights to subscribe for shares which have not yet been issued and which are offered to the shareholders but they shall not be entitled to transfer the shares in respect of which they were appointed, or to vote on the strength thereof. In all the conditions of trust or the appointment of nominees it shall be stipulated by the company that on first demand by a holder of a share in respect of which the trustees or nominees hold office the trustees or the nominees shall be obliged to return to such shareholder the share in question and/or all those rights held by them on his behalf (all as the case may be). Any act and arrangement done by such nominees or trustees and any agreement between the Board of Directors and nominees or trustees shall be valid and shall be binding in all respects.

142.
The Board of Directors may from time to time prescribe the manner for payment of dividends or the distribution of bonus shares and the arrangement connected therewith. Without derogating from the generality of the foregoing, the Board of Directors shall be entitled to pay any dividends or moneys in respect of shares by sending a check via the post to the address of the holder of registered shares according to the address registered in the register of members of the Company. Any dispatch of a check as aforesaid shall be done at the risk of the shareholder.

143.
In those cases in which the Board of Directors specifies the payment of a dividend, distribution of shares or debentures out of capital, or the grant of a right to subscribe for shares which have not yet been issued and which are offered to the shareholders against the delivery of an appropriate coupon attached to any share certificate, such payment, distribution or grant of right to subscribe against a suitable coupon to the holder of such coupon, shall constitute a discharge of the Company's debt in respect of such operation as against any person claiming a right to such payment, distribution or grant of right to subscribe, as the case may be.

144.
If 2 (two) or more Persons are registered as joint holder of a share, each of them shall be entitled to give a valid receipt in respect of any dividend, share or debenture out of capital, or other moneys, or benefits, paid or granted in respect of such share.

BOOKS OF THE COMPANY

145.
The Board of Directors shall comply with all the provisions of the Law in regard to the recording of charges and the keeping and maintaining of a register of directors, register of members and register of charges.

146.
Any book, register and record the Company is obliged to keep in accordance with the Law or in pursuance of these Articles shall be conducted by recording in regular books, or by technical, mechanical or other means, as the Board of Directors shall decide.

147.
The Company may subject to the provisions of the Law and any other applicable law, maintain a register or registers of members in any other country to which the aforesaid provisions apply where members live in such other country, and may exercise all the powers mentioned in the Law with regard to such branch registers.

BOOKS OF ACCOUNT

148.
The Board of Directors shall cause proper books of account in accordance with the provisions of the Law. The books of account shall be kept at the Office, or at such other place or places as the Board of Directors shall deem expedient, and shall at all times be open to the inspection of members of the Board of Directors. A member of the Company who is not a member of the Board of Directors shall not have the right to inspect any books or accounts or documents of the Company, unless such right has been expressly granted to him by the Law, or if he has been permitted to do so by the Board of Directors or by the Company in a General Meeting.

149.	The Board of Directors shall from time to time arrange and submit to the General Meeting a balance sheet and statement of income of the Company.

150.
A copy of the balance sheet and the statement of income shall be delivered to the members registered in the Register in the manner prescribed in regard to the giving of notices, seven days prior to the meeting.

151.
The provisions of this Article shall not make it obligatory to send a copy of the aforesaid documents to a member whose address is unknown to the Company, or to more than one joint holder of a share. Any member to whom a copy of the aforesaid documents is not sent, and also a person who produces to the Company a certificate from a bank in Israel to the effect that shares of the Company are held for him at such bank, shall be entitled to request to receive copies of such documents at the office of the Company.

152.	At least once each year the accounts of the Company and the correctness of the statement of income and the balance sheet shall be audited and confirmed by an auditor or auditors.

153.
The Company shall, in an annual general meeting, appoint an auditor or auditors who shall hold such position until the next annual general meeting, and their appointment, their remuneration their rights and duties shall be subject to the provisions of the Law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders in an annual general meeting may, by a Resolution, act (and in the absence of any action in connection herewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate each with the volume and nature of the services rendered by the auditor(s). By an act appointing such auditors, the Company may appoint the auditor(s) to serve for a period of up to the end of completion of the audit of the yearly financial statement for the 3 (three) subsequent years.

154.
The auditor shall be entitled to receive notices of every General Meeting of the Company and to attend such meetings and to express his opinions on all matters pertaining to his function as the auditor of the Company.

155.
Subject to the provisions of the Law any act done by the auditors of the Company shall be valid as against any person doing business in good faith with the Company, notwithstanding any defect in the appointment or qualification of the auditors.

156.
The internal auditor of the Company shall present all of its proposed work plans to the audit Committee of Directors, which shall have the authority to approve them, subject to any modifications in its discretion.

NOTICES

157.
Subject to any other provisions stated in the U.S. Rules, the Company shall give notice to its shareholders of any class by publishing a notice in one daily newspaper, and the date of publication in the newspaper shall be deemed to be the date on which the notice was received by the shareholders, or, in its discretion, as prescribed in Article 164 below.

158.

158.1
The Company may serve a notice on a member by way of delivery by hand or by dispatch via the post to his address as recorded in the register, or if there is no such recorded address, to the address given by him to the Company for the sending of notices to him. If a notice is sent by post, the notice shall be deemed to have been duly delivered if it is properly addressed, with prepaid stamps, and the letter containing the notice is sent via the post.

158.2
Any notice or document which is delivered or sent to a member in accordance with these Articles shall be deemed to have been duly delivered and sent in respect of the shares held by him (whether in respect of shares held by him alone or jointly with others), notwithstanding the fact that such member has died or been declared bankrupt at such time (whether or not the Company knew of his death or bankruptcy), and shall be deemed to be sufficient delivery or dispatch to heirs, trustees, administrators or transferees and any other persons (if any) who have a right in the shares.

158.3
Any notice or other document sent by post according to an address shall be deemed to have been delivered within 7 (seven) days from the time the letter containing the notice or document was delivered to the post, and in proving such delivery it shall be sufficient to prove that the letter containing the notice or another notice to such member was delivered as aforesaid and accordingly shall not lead the setting aside of proceedings based on such notice. Any record ordinarily made in the register of the Company shall be deemed to be prima facie proof of such dispatch as recorded in such register.

159.	In the case of joint holders of a share the Company shall be entitled to deliver a notice by dispatch to the joint holder whose name stands first in the Register in respect of such share.

160.
Wherever it is necessary to give notice of a particular number of days or a notice for another period, the day of delivery shall be counted in the number of days or the period, unless otherwise specified. Unless otherwise prescribed in these Articles, the holders of bearer shares shall not be entitled to receive notice of any General Meeting of the Company.

REORGANIZATION OF THE COMPANY

161.
On the sale of the Company's undertaking, the directors may, or in the case of a liquidation, the liquidators may, if authorized to do so by a Resolution of the Company, accept fully or partly paid-up shares, or securities of another company, Israeli or foreign, whether in existence at such time or about to be formed in order to purchase the property of the Company, or part thereof, and if the profits of the Company so permit, the directors may - or in the case of a liquidation, the liquidators may - distribute the aforesaid shares or securities or any other property of the Company amongst the members without realizing same, or may deposit same in the hands of trustees for the shareholders, and the General Meeting by a Resolution may decide, subject to the provisions of the Law, on the distribution or allotment of cash, shares or other securities, or the property of the Company and on the evaluation of the aforesaid securities or property at such price and in such manner as the meeting shall decide, and all the shareholders shall be obliged to accept any valuation or distribution permitted as aforesaid and to waive their rights in this regard, except in a case that the Company is about to be wound-up and is in the process of liquidation to such legal rights (if any) which, according to the provisions of the Law, may not be changed or modified.

INSURANCE AND INDEMNITY

162.	Deleted Without Replacement.

163.
Subject to the provisions of the Law, the Company shall be entitled to enter into a contract to insure all or part of the liability of an Office Holder of the Company, imposed on him in consequence of an act which he has performed by virtue of being an Office Holder, in respect of any of the following:

163.1	The breach of a duty of care to the Company or to any other person;

163.2
The breach of a fiduciary duty to the Company, provided that the officer acted in good faith and had reasonable grounds for believing that the action would not adversely affect the best interests of the Company;

163.3	A pecuniary liability imposed on him in favor of any other person in respect of an act done in his capacity as an Office Holder.

164.	Subject to the provisions of the Law, the Company shall be entitled to indemnify an Office Holder of the Company in respect of any of the following:

164.1
A pecuniary liability imposed on him in favor of any other person in terms of a judgment, including a judgment given in the scope of a compromise or an arbitrator's ruling which is confirmed by the court, in respect of an act done by him in his capacity as an officer of the Company;

164.2
Reasonable costs of litigation, including attorneys' fees, incurred by the officer, or which he is ordered by the court to pay in proceedings instituted against him by the Company, or on its behalf, or by any other person, or in a criminal indictment in which judgment is given in his favor or in respect of which he is acquitted, or in a criminal indictment in which he was convicted of a felony which does not require proof of criminal intent, in relation to an act done by him in his capacity as an officer of the Company.

WINDING-UP

165.
Should the Company be wound up and the assets of the Company available for distribution amongst shareholders be insufficient to repay all the paid-up capital, such assets shall be divided in a manner whereby the losses shall, as far as possible, be borne by the shareholders pro rata to the nominal value of the paid-up capital on the shares held by each one of them, and if at the time of the winding-up the property of the Company available for distribution amongst the shareholders should exceed the amount sufficient for the repayment of the full nominal value of the paid-up capital at the time of commencement of the winding-up, the surplus shall be distributed to the shareholders’ pro rata to the paid-up capital held by each of them.